                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549



                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. __)(1)

                           PROGENICS PHARMACEUTICALS, INC.
                           -------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                            ------------------------------
                            (Title of Class of Securities)

                                     743187 10 6
                            ------------------------------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 9, 1998
                            ------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)
                                   Page 1 of 7 Pages

 CUSIP NO. 743187 10 6                 13D    Page 2 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/  (b)

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
                                    8   SHARED VOTING POWER
           BENEFICIALLY
                                             228,900
          OWNED BY EACH
            REPORTING
                                    9   SOLE DISPOSITIVE POWER
              PERSON
                                             -0-
               WITH
                                   10   SHARED DISPOSITIVE POWER
                                             228,900

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              228,900

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.5%
   14    TYPE OF REPORTING PERSON*
              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 743187 10 6                 13D    Page 3 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
                                    8   SHARED VOTING POWER
           BENEFICIALLY
                                             466,100
          OWNED BY EACH
            REPORTING
                                    9   SOLE DISPOSITIVE POWER
              PERSON
                                             -0-
               WITH
                                   10   SHARED DISPOSITIVE POWER
                                             466,100

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              466,100

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.2%

   14    TYPE OF REPORTING PERSON*
              PN

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 743187 10 6                 13D    Page 4 of 7 Pages

    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b)  / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
                                    8   SHARED VOTING POWER
           BENEFICIALLY
                                             466,100
          OWNED BY EACH
            REPORTING
                                    9   SOLE DISPOSITIVE POWER
              PERSON
                                             -0-
               WITH
                                   10   SHARED DISPOSITIVE POWER
                                             466,100

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              466,100

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.2%

   14    TYPE OF REPORTING PERSON*
              IA, CO

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 743187 10 6                 13D    Page 5 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.0013 per share (the "Stock"), of Progenics
Pharmaceuticals, Inc., a Delaware corporation, ("Progenics"). The principal executive office of Progenics is located at 777 Old Saw Mill River Road, Tarrytown, New York 10591.

ITEM 2.   IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Lampert is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since August 9, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 109,500 shares of the Stock for an aggregate consideration of $1,056,338.95, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 100,500 shares of the Stock for an aggregate consideration of $968,110.52, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively

 CUSIP NO. 743187 10 6                 13D    Page 6 of 7 Pages

and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF HAS AMENDED ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 228,900 shares of the Stock, Partners beneficially owns 466,100 shares of the Stock, and BVF Inc. beneficially owns 466,100 shares of the Stock, approximately 2.5%, 5.2% and 5.2%, respectively, of the aggregate number of shares outstanding as of June 30, 1998 (as reported in Progenics's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 228,900 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 466,100 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation
("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past 60 days.

 CUSIP NO. 743187 10 6                 13D    Page 7 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By: /s/ MARK N. LAMPERT
                   -------------------
                   Mark N. Lampert
                   President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By: /s/ MARK N. LAMPERT
              -------------------
              Mark N. Lampert
              President

     BVF INC.


     By: /s/ MARK N. LAMPERT
         -------------------
         Mark N. Lampert
         President

                                     EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: October 22, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By: /s/ MARK N. LAMPERT
                   -------------------
                   Mark N. Lampert
                   President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By: /s/ MARK N. LAMPERT
              -------------------
              Mark N. Lampert
              President

     BVF INC.


     By: /s/ MARK N. LAMPERT
         -------------------
         Mark N. Lampert
         President

                                      EXHIBIT B

                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE PAST 60 DAYS

                              For the           Quantity    Price per  Type of Trade     Broker
 Trade Date       By         Account of                       Share
-----------------------------------------------------------------------------------------------
 8/28/98        Partners     BVF                  2,500       $9.3125  Purchase           VECT

 8/28/98        Partners     BVF Ltd.             2,500      $9.3125   Purchase           VECT

 9/2/98         Partners     BVF                 27,500      $10.0000  Purchase           VECT

 9/2/98         Partners     ILL10                3,000      $10.0000  Purchase           VECT

 9/2/98         Partners     PAL                  2,000      $10.0000  Purchase           VECT

 9/2/98         Partners     ZPG                  2,000      $10.0000  Purchase           VECT

 9/2/98         Partners     BVF Ltd.            28,000      $10.0000  Purchase           VECT

 9/14/98        Partners     BVF                  2,500       $9.8750  Purchase           INET

 9/14/98        Partners     BVF Ltd.             2,500       $9.8750  Purchase           INET

 9/14/98        Partners     BVF Ltd.             1,000      $10.2500  Purchase           INET

 9/15/98        Partners     BVF                  3,000      $10.1875  Purchase           INET

 9/15/98        Partners     BVF Ltd.             3,000      $10.1875  Purchase           INET

 9/16/98        Partners     BVF                  3,400       $9.9621  Purchase           INET

 9/16/98        Partners     BVF Ltd.             7,000       $9.9621  Purchase           INET

 9/17/98        Partners     BVF                  5,000       $9.6480  Purchase           INET

 9/17/98        Partners     BVF Ltd.             4,500       $9.6480  Purchase           INET

 9/18/98        Partners     BVF Ltd.               500       $9.5000  Purchase           INET

 9/21/98        Partners     BVF                 16,000       $9.0000  Purchase           VECT

 9/21/98        Partners     ILL10                1,750       $9.0000  Purchase           VECT

 9/21/98        Partners     PAL                  1,250       $9.0000  Purchase           VECT

 9/21/98        Partners     ZPG                    900       $9.0000  Purchase           VECT

 9/21/98        Partners     BVF Ltd.            15,100       $9.0000  Purchase           VECT

 9/22/98        Partners     BVF                  5,000       $9.3750  Purchase           INET

 9/22/98        Partners     BVF Ltd.             4,000       $9.3750  Purchase           INET

 9/25/98        Partners     BVF                 18,500       $9.5000  Purchase           INET

 9/25/98        Partners     ILL10                2,000       $9.5000  Purchase           INET

 9/25/98        Partners     PAL                  1,000       $9.5000  Purchase           INET

 9/29/98        Partners     BVF                  2,300       $9.6875  Purchase           INET

 9/29/98        Partners     ILL10                1,000       $9.6875  Purchase           INET

 9/29/98        Partners     PAL                  1,000       $9.6875  Purchase           INET

 9/29/98        Partners     ZPG                  1,000       $9.6875  Purchase           INET

 9/29/98        Partners     BVF Ltd.             1,000       $9.6875  Purchase           INET

 10/1/98        Partners     BVF                  5,000       $9.6250  Purchase           INET

 10/1/98        Partners     BVF Ltd.             2,500       $9.6250  Purchase           INET

 10/5/98        Partners     BVF Ltd.             3,000       $9.2500  Purchase           INET

 10/6/98        Partners     BVF                  2,500       $9.2500  Purchase           INET

 10/6/98        Partners     BVF Ltd.             2,500       $9.2500  Purchase           INET

 10/8/98        Partners     BVF                  4,400       $9.2969  Purchase           INET

 10/8/98        Partners     BVF Ltd.             4,400       $9.2969  Purchase           INET

 10/9/98        Partners     BVF                  2,000       $9.4451  Purchase           INET

 10/9/98        Partners     BVF Ltd.             2,100       $9.4451  Purchase           INET

 10/12/98       Partners     BVF                    900       $9.4375  Purchase           INET

 10/14/98       Partners     BVF                  1,000       $9.7500  Purchase           INET

 10/15/98       Partners     BVF                  8,000      $10.3125  Purchase           INET

INET      =    Instinet
VECT      =    Vector Securities
